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SEC 1746       Potential persons who are to respond to the collection of information contained
(2-98)         in this form are not required to respond unless the form displays a currently valid OMB control number.
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         OMB APPROVAL
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OMB Number: 3235-0145
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Expires: November 30, 1999
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Estimated average burden
hours per response. . . 14.9
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


Harvard Industries, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)




--------------------------------------------------------------------------------
COMMON


                         (Title of Class of Securities)



(CUSIP Number) 417434503000
--------------------------------------------------------------------------------
GERALD G. TIGHE, SENIOR VICE PRESIDENT, GENERAL COUNSEL,
3 WERNER WAY LEBANON, NJ  08833, 908-437-4100
--------------------------------------------------------------------------------




                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are

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     to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. . 417434503000......................
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           1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
              .ROGER G. POLLAZZI.......................................................................

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           2. Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)                         .............................................................

              (b)                         .............................................................

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           3. SEC Use Only
              .........................................................................................

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           4. Source of Funds (See Instructions)
              PF.......................................................................................

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           5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

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           6. Citizenship or Place of Organization
              USA......................................................................................
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Number of
Shares                          7.  Sole Voting Power 100%.............................................
Beneficially               ----------------------------------------------------------------------------
Owned by                        8.  Shared Voting Power 100%...........................................
Each                       ----------------------------------------------------------------------------
Reporting                       9.  Sole Dispositive Power 100%........................................
Person                     ----------------------------------------------------------------------------
With                           10.  Shared Dispositive Power 100%......................................
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

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          11. Aggregate Amount Beneficially Owned by Each Reporting Person
               ROGER G. POLLAZZI - 930,073

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          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
              ...........

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          13. Percent of Class Represented by Amount in Row (11)
              8.81%........................................................

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          14. Type of Reporting Person (See Instructions)

              INDIVIDUAL............................................................................................

              ......................................................................................................

              ......................................................................................................

              ......................................................................................................

              ......................................................................................................
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Item 6.       Contracts, Arrangements, Understandings or Relationships with
              Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.



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Item 7.            Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   ROGER G. POLLAZZI

Date:  January 19, 2000                           /s/ Roger G. Pollazzi
                                                   -----------------------



                                Power of Attorney

         KNOW ALL THESE PERSONS BY THESE PRESENTS, that Roger G. Pollazzi constitutes and appoints D. Craig Bowman or David A. White, acting individually, as such person's true and lawful attorney-in-fact and agent, with full power of substitution, for such person, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this report on Form 13D/A, and to file with the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes may do or cause to be done by virtue hereof.


                                                    ROGER G. POLLAZZI

Date:  January 19, 2000                            /s/ Roger G. Pollazzi
                                                    ----------------------


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The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)